SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

     In the Matter of                             AMENDMENT TO
     Cinergy Corp. et al.                         CERTIFICATE OF
     File No.  70-8933                            NOTIFICATION

(Public Utility Holding Company Act of 1935)

     On May 17, 1999, Cinergy Services, Inc. ("Cinergy Services"), a service company subsidiary of Cinergy Corp., a registered holding company, filed a certificate of notification (the "Original Certificate") in the above docket reporting certain information for the quarterly period ended March 31, 1999. Certain of the information reported in item 3 of the Original Certificate was inaccurately reported, and Cinergy Services now files this amended certificate to correct such inaccurately reported information. To that end, item 3 of the Original Certificate is hereby amended by deleting the text in such item in its entirety and replacing such text with the following:

     3. During the First Quarter 1999, (a) Cinergy issued no guarantees of financial or performance obligations of Cinergy Solutions, and
          (b) Cinergy Investments received net open-account payments from Cinergy Solutions totaling approximately $3,026,000 at annual interest rates ranging from 5.20% to 5.61%.

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                            S I G N A T U R E

    Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:       May 25, 1999

                                        CINERGY SERVICES, INC.

                                        By: /s/William L. Sheafer
                                        Vice President and Treasurer